MESSAGE FROM MANAGEMENT

Dear Fellow Shareholders:

Canterbury is very pleased to report that in fiscal 1999, revenues increased from $12,122,879 in 1998 to $14,209,526 in 1999. Net income increased from $581,503 to $620,768 despite the fact that we invested heavily in both the infrastructure of our subsidiaries and the final preparation of CALC Web University. Basic and fully diluted earnings per share in 1999 were $.08 versus $.10 as a result of the increase in our common shares outstanding of 3,087,000 in fiscal 1999. In addition, net worth increased from $16,229,268 to $18,872,813; and total assets increased from $25,329,897 to $27,811,972.

We believe that Canterbury is extremely well positioned for fiscal
2000.

* We have fully launched CALC Web University, our learning portal on the internet. It now offers a vast array of options for corporate and governmental employees as well as individual consumers, including a catalog of over 300 online courses ranging from Desktop Computing to Microsoft MCSE Training to Management and Business Skills. CALC Web University can also create, produce and deliver training programs from scratch on any topic, specifically for online presentation over our portal or via any corporate intranet.

*    Canterbury has and continues to assist e*machinery.net, inc.
     (OTCBB: EMAC) in the development of an industry specific portal for the construction and mining industry worldwide. EMAC's web site intends to provide a "state of the art" electronic exchange for the purchase and sale of new and used construction and mining machinery. It plans to also provide access to financing, underwriting, shipping, inspections, appraisals, training and other associated services. Canterbury will also provide EMAC with various business overlays so that EMAC's management can focus on the marketing, sale and daily support necessary to provide a full service, worldwide, vertically integrated portal to its customer base. Canterbury is currently a significant minority shareholder in EMAC and we expect our equity to grow as we offer on-going technical and business related services.

* The Canterbury acquisition of U.S. Communications (renamed USC/Canterbury Corp.) in the fourth fiscal quarter of 1999 not only added additional information technology capabilities to the Canterbury family of companies, but also increased our pro forma revenues by over $10,000,000. Assuming even moderate internal growth for our subsidiaries in the Year 2000, we believe that it is reasonably safe to assume revenues will grow from $14,200,000 in fiscal 1999 to more than $25,000,000 in fiscal 2000. We also believe that our net income and earnings per share will grow accordingly.

We are continuing the aggressive acquisition search that we began in the second half of fiscal 1999. The first dividend from this search culminated in the acquisition of the business and assets of U.S. Communications, Inc. We are now entering the second phase of our acquisition search. We will still consider only profitable, well-managed companies that will add to the products and services we can offer to our existing corporate customers in order to provide one-stop shopping to mid-size and large corporations and state and local governments that wish to outsource their information technology requirements. However, now we will be focusing more on larger acquisitions so that Canterbury can have revenues significantly higher than $25,000,000. We know that we have the internal management and administrative systems to support a $100,000,000 company. We also know that information technology is the right place to be for the foreseeable future, and we believe that we are very good at what we do. Therefore our objective, as your management, is to reach our goal, not only by aggressive internal growth but by the strategic acquisition of substantially larger companies.

In order to familiarize our shareholders with Canterbury's capabilities, we have blocked out below those capabilities by subsidiary.

Technical        Management      Computer and   Technical Staffing
Training          Training         Software      And Recruiting
CALC/Canterbury   Companies       Consulting     CALC/Canterbury
                 MSI/Canterbury  ATM/Canterbury
                                 CALC/Canterbury
                                 USC/Canterbury

       Network and    Systems Integrators   Internet and Intranet
         Systems           ---------       Consultants, Developers
     Developers and    Hardware/Software        And Providers
       Installers            Sales             CALC/Canterbury
     CALC/Canterbury     USC/Canterbury
     USC/Canterbury

                    Business to Business Portal
                       Global Online Training
                        CALC Web University



We look forward to a successful Year 2000 filled with exciting developments. We will keep you informed of our progress.

Respectfully submitted,

Stanton M. Pikus                        Kevin J. McAndrew
President                               Executive Vice President

Subsequent Events:
-----------------
On April 7, 2000 Canterbury announced a partnership with Saba to bring CALC Web University, its online learning portal site, to the 2,000,000 corporate and government learners who are on SABA
(Nasdaq NM: SABA). Saba is widely regarded as the leading provider of internet based business-to-business learning networks.

On April 13, 2000 Canterbury announced that for the first fiscal quarter ended February 29, 2000, revenues increased from $2,802,000 in 1999 to $5,954,000 in 2000. Net income increased from $43,000 to $157,000 and earnings per share increased from $.01 to $.02.

On July 17, 2000 Canterbury announced that for the three months ended May 31, 2000 revenues were $6,009,000 versus $3,519,000 in 1999. Net income was $371,000 in 2000 versus $227,000 for the same period in 1999. Earnings per share was $.04 in 2000 versus $.03 in 1999. For the six months ended May 31, 2000, revenues were $11,963,000 versus $6,321,000 in 1999. Net income was
$528,000 versus $269,000 for 1999. Earnings per share was $.06 in 2000 versus $.04 in 1999.

                   REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Canterbury Information Technology, Inc.


We have audited the accompanying consolidated balance sheets of Canterbury Information Technology, Inc. as of November 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canterbury Information Technology, Inc. at November 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                             Ernst & Young LLP
Philadelphia, Pennsylvania
February 25, 2000

            SUMMARY FINANCIAL INFORMATION AS OF 11/30/99

Cash and cash equivalents               $    1,060,434
Accounts receivable, net                     2,676,889
Prepaid and other current assets             1,413,893
                                        --------------
     Total current assets                    5,151,216

Property and equipment net                   2,383,829
Goodwill, net                                8,885,170
Deferred income tax benefit                  2,706,888
Other non-current assets                     8,684,869
                                        --------------
     Total assets                         $ 27,811,972
                                        ==============

Accounts payable and accrued expenses   $    1,532,582
Unearned revenue                             1,111,330
Current portion, long-term debt              1,246,997
                                        --------------
     Total current liabilities               3,890,909

Long-term debt and deferred tax liability    5,048,250

Stockholders' equity

     Total stockholders' equity           $ 18,872,813
                                        --------------
     Total liabilities and
       stockholders' equity               $ 27,811,972
                                        ==============

Years ended November 30, 1999, 1998, and 1997

                              1999           1998        1997
                              ----           ----        ----
Service revenue          $11,665,394    $11,400,199   $12,109,611
Product revenue            2,544,132        722,680       313,841
                         -----------    -----------    -----------
  Total net revenue       14,209,526     12,122,879    12,423,452

Service costs and expenses 6,657,385      6,403,033     7,020,737
Product costs and expenses 1,810,926        292,243        84,066
                         -----------    -----------    -----------
  Total costs and
     expenses              8,468,311      6,695,276     7,104,803

Gross profit               5,741,215      5,427,603     5,318,649

Selling                    1,808,601      1,984,836     2,032,510
General and administrative 3,645,673      3,798,612     4,318,455
                         -----------    -----------    -----------
Total operating expenses   5,454,274      5,783,448     6,350,965

Other income (expenses)
  Interest income            705,959        861,424       607,178
  Interest expense          (390,453)      (394,925)     (490,552)
  Other                       18,321        470,849      (517,956)
                         -----------    -----------    -----------
  Total other income
    (expenses)               333,827        937,348      (401,330)

Income (loss) before income taxes
  and discontinued
  operations                 620,768        581,503    (1,433,646)
Benefit for income taxes        -              -         (501,776)
                         -----------    -----------    -----------
Income (loss) from
   continuing operations     620,768        581,503      (931,870)

Discontinued operations
  Loss from discontinued operations
   (less applicable income tax benefit
   of $298,224)                -               -       (1,536,047)
                         -----------    -----------    -----------
Net income (loss)        $   620,768    $   581,503   $(2,467,917)
                         ===========    ===========    ===========

Please refer to Canterbury Information Technology, Inc. financial statements in the November 30, 1998 Form 10-K Report, audited by
Ernst & Young, LLP, for footnotes, schedules and further information.

            SUMMARY FINANCIAL INFORMATION AS OF 11/30/99

CAUTIONARY STATEMENT

     When used in this Report on Form 10-K and in other public statements, both oral and written, by the Company and Company officers, the word "estimates," "project," "intend," "believe," "anticipate," and similar expressions, are intended to identify forward-looking statements regarding events and financial trends that may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially. Such factors include, among others: (1) the Company's success in attracting new business and success of its mergers and acquisitions program; (2) the competition in the industry in which the Company competes; (3) the Company's ability to obtain financing on satisfactory terms; (4) the sensitivity of the Company's business to general economic conditions; and (5) other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. The Company undertakes no obligations to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at November 30, 1999, was $1,260,000. This was an increase of $1,878,000 over the previous year. This increase is explained by the following reasons: Accounts receivable increased by $1,536,000, while accounts payable increased only by $788,000. Most of these increases were caused by the acquisition of USC/Canterbury in October, 1999. Secondly, cash increased $773,000 during the year, due to positive cash flow from operating activities.

     The Company's outstanding amounts owed under the term loan and credit line with Chase Bank were refinanced in December, 1999. Under the new agreement, the Company paid off the remaining term debt of $200,436 and agreed to term out the $2,774,620 credit line. Monthly payments began in March of 2000, and continue until December of 2001 when the final balloon payment of $640,000 is due and payable. Scheduled payments for fiscal 2000 total $915,000.

     The long term debt is secured by substantially all of the assets of the Company and requires compliance with covenants which include: limits on capital expenditures, certain prepayments from excess cash flow as defined and the maintenance of certain financial ratios and amounts. The Company is restricted by its primary lender from paying cash dividends on its common stock.

     Subsequent to November 30, 1999 the Company has paid a total of $285,000 to reduce the total bank debt from $2,975,000 to $2,690,000. The outstanding debt will accrue interest at prime plus 2.0% per annum.

     During 1999, the Company successfully completed a series of private placements with non-affiliates. From March, 1999 to October, 1999 a total of four private placements occurred. A total of 2,320,589 restricted common shares of stock were issued. The net proceeds totaled $1,471,220. The Company also issued a total of 397,059 shares of restricted common stock as finder fees associated with these placements. All private placements had registration rights. The Company used the proceeds to repay amounts under the term loan, for general corporate purposes and for working capital.

     Management believes that positive cash flow contributions from the Company's operating subsidiaries will be sufficient to cover cash flow requirements for fiscal 2000. There was no material commitment for capital expenditures as of November 30, 1999. Inflation was not a significant factor in the Company's financial statements.

     Cash flow from continuing operations for the year ended November 30, 1999 was $659,000. This represents an increase of $253,000 over the prior year. 1999 was the fifth consecutive year of positive cash from continuing operations. During the year, the Company reduced its long term bank debt by $1,257,000. For the past four years, the reduction in long term debt totals $6,652,000.

IMPACT OF THE YEAR 2000

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $50,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998

Revenues
--------
     Revenues increased by $2,086,000 (17%) in fiscal 1999 over fiscal 1998. The majority ($1,990,000) of this increase is attributable to the revenues generated by USC/Canterbury, which was acquired in October, 1999. The revenues for the other existing subsidiaries remained fairly constant. The Company continues to develop alternative revenue streams such as on-line learning, technical staffing, technical services and web development. It is believed that these additional revenue streams will become more significant in Fiscal 2000 and beyond.

Costs and Expenses
------------------
     Costs and expenses increased by $1,773,000 (26%) in fiscal 1999 over the previous year. Again, the most significant portion of this increase ($1,592,000) is attributable to costs associated with USC/Canterbury for the fourth quarter of the year. The remaining increase of $181,000 is due to increased labor and personnel costs in the training segment.

     Selling expense decreased by $176,000 (9%). There was a planned reduction in marketing expense for CALC/Canterbury of $106,000. During the year the Company continued to downsize the catalog and the mailing list. More and more of the public registrations are coming through the CALC/Canterbury web site, which has allowed for the reduction in printing and postage expenses. The balance of the reduction is primarily due to reduced costs associated with sales personnel.

     General and administrative expense decreased by $153,000 (4%) in fiscal 1999 over fiscal 1998. This reduction is due to reduced personnel costs throughout the organization. As technology continues to improve, the Company has been able to downsize several support functions, relying more on information generated and processed by in-house computer applications.

     Interest income for fiscal 1999 decreased by $155,000 (18%) over fiscal 1998. This was due to the fact that in 1998 the Company recognized interest income on the portion of the Company's revolving credit facility with Chase Bank that was assumed by the owners of Landscape Maintenance Services for both 1998 and 1997.

                       CORPORATE INFORMATION
WEB SITES

Corporate                canterburyciti.com
CALC/Canterbury Corp.    calc.com
ATM/Canterbury Corp.     atmcan.com
MSI/Canterbury Corp.     msitrain.com
USC/Canterbury Corp.     gettrained.com

CORPORATE HEADQUARTERS
1600 Medford Plaza
Medford, New Jersey  08055
(609) 953-0044; (Fax) 609-953-0062

TRANSFER AGENT
American Stock Transfer Trust & Company
6201 Fifteenth Avenue
Brooklyn, New York  11219

AUDITORS
Ernst & Young, LLP
2 Commerce Square
2001 Market Street, Suite 4000
Philadelphia, PA  19103

SEC FORM 10-K
The Company's annual report to the Securities and Exchange
Commission on Form 10-K and other financial information such as interim and annual reports to stockholders are available, without charge to stockholders, upon written request to:

              Canterbury Information Technology, Inc.
           1600 Medford Plaza, Medford, New Jersey  08055
               (609) 953-0044     Fax (609) 953-0062
                    Web site: canterburyciti.com

and are available on the internet directly from the Securities and Exchange Commission's Web site: edgar.com.